1-A-W Explanation

March 31, 2016

Re: Dragonize Studio's & Institute, Inc.

 Form 1-A
 Submitted January 31, 2020
 CIK No. 0001709427

Dragonize Studio's & Institute, Inc. submits this application for withdrawal of the Offering Statement under Form 1-A initially submitted to the SEC on January 15, 2016.The Company has decided that raising funds under Regulation A Tier 1 at this time no longer comports with its current business strategy.

No securities were sold in connection with the offering.

Sincerely,

Morris Anderson
Chairman of the Board
Dragonize Studio's & Institute, Inc.